November 20, 2007

Law Debenture Corporate Services Inc.
As agent for Yingli Green Energy Holding Company, Ltd.
400 Madison Avenue, 4th Floor
New York, NY 10017

> **Re:** **Yingli Green Energy Holding Company Limited**
> **Registration Statement on Form F-1**
> **Filed November 7, 2007**
> **File No. 333-147223**

Dear Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 15

If the proposed acquisition of the parent of our minority partner, page 27

1.   We note the disclosure in the second risk factor beginning on p.27 of the F-1 that an affiliate of China South Industries Group Corporation "has been designated by the U.S. State Department … as engaged in the transfer to Iran of equipment and technology having the potential to make a material contribution to the development of weapons of mass destruction." Please identify for us the China South affiliate to which you refer.

2.   We note the disclosure in the referenced risk factor that reputational issues relating to Tianwei Yingli or to you may arise "to the extent the acquisition by China South Industries Group Corporation of the parent company of Baoding Tianwei is consummated and if our affiliates are involved in activities that, if performed by a U.S. person, would be illegal under U.S. sanctions." Please clarify for us whether you are aware that one or more of your current affiliates, or

entities or persons who would be your affiliates or affiliates of Tianwei Yingli after China South acquires the parent of Baoding Tianwei, other than the China South affiliate to which you specifically refer in the risk factor, are engaged in or plan to engage in "activities that, if performed by a U.S. person, would be illegal under U.S. sanctions." If you are aware of such current or planned activities, please identify for us the affiliated part(ies) and describe for us the activities of which you are aware.

Exhibits

3.   We note your reference to an application for confidential treatment. We will provide any comments related to your request separately. Please resolve all comments prior to requesting acceleration of this registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: (via fax) Leiming Chen